Golden River Resources Corporation
                                                          A Delaware Corporation
                                           -------------------------------------
                                           Level 8, 580 St Kilda Road, Melbourne
                                                        Victoria 3004, Australia
                                              PO Box 6315, St Kilda Road Central
                                             Melbourne, Victoria 8008, Australia
                                                      Telephone: +61 3 8532 2860
                                                      Facsimile: +61 3 8532 2805
                                        Email: investor@goldenriverresources.com




September 17, 2008


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Jill Davis, Esq.
         Mail Stop 7010

         Re:      Golden River Resources Corporation
                  Form 10-KSB for the Fiscal Year Ended June 30, 2006 Filed September 28, 2006
                  Form 10-KSB for the Fiscal Year Ended June 30, 2007 Filed September 27, 2007
                  Response letter dated March 3, 2008
                  File No. 000-16097


Ladies and Gentlemen:

On behalf of Golden River Resources Corporation, a Delaware corporation ("GRR" or the "Company"), we have set forth below the Company's proposed responses to the Staff's comment letter dated May 20, 2008 with respect to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006 (the "Form 10-KSB") and its Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2006 (the "Form 10-QSB"). The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto.

Form 10-KSB for the Fiscal Year Ended June 30, 2007
---------------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 5 Affiliate Transactions, page F-12
----------------------------------------

1. We note your disclosure that "Wilzed Pty Ltd, accompany associated with the President of the Company, Joseph Gutnick, has provided loan funds to enable the Company to meet its liabilities." Please explain to us in detail the nature of the association between your president, Mr Gutnick, and Wilzed Pty Ltd. As part of your response, please address whether Mr Gutnick has any equity ownership in or amounts due to or from Wilzed Pty Ltd. Additionally, indicate whether Mr Gutnick has significant influence or control over Wilzed Pty Ltd. Finally, please indicate whether or not you and Wilzed Pty Ltd are entities under common control.

         Mr Gutnick was one of two directors and held one (1) share of the total of six issued and outstanding shares of Wilzed Pty Ltd ("Wilzed") at the time of the transaction. The second director of Wilzed was Mr. Gutnick's wife and she also held the other five (5) issued and outstanding shares of Wilzed.


         Wilzed have advised that at the time of the transactions between the Company and Wilzed, there were no monies due to or from Mr Gutnick and Wilzed.

         The Company has been advised by Mr Gutnick that he does have significant influence but not control over Wilzed.

         It is the Company's view that it and Wilzed are entities under common control.

Note 9 Issue of Options Under Stock Option Plan, page F-14
----------------------------------------------------------

2. We note your response to comments three and four from our letter dated October 4, 2007 and, at this time, are unable to agree with your conclusion that the three months prior to November 2004 was an appropriate period over which to determine the volatility rate used in the determination of fair value of options issued in 2004. Please determine the volatility rate in accordance with the provisions of paragraph 284-285 of SFAS 123 (the literature in place at the time the options were issued), and tell us the impact the difference in volatility has on each annual and quarterly period impacted.

         The volatility rate determined in accordance with paragraph 284-285 of SFAS 123 was 174.6% compared to 20% originally used.

         The impact on each annual report using a volatility of 174.6% is as follows:



                                        Stock Based                Loss from Operations              Net Loss
                                       Compensation
                                As Reported       Amended       As Reported       Amended     As Reported    Amended
                                   A$000           A$000           A$000           A$000         A$000        A$000
         June 30, 2005              377            1,144           2,603           3,370         2,600        3,367
         June 30, 2006              191             557            1,312           1,678         1,328        1,694


         The impact on each quarterly report impacted is as follows:



                                             Stock Based                Loss from Operations            Net Loss
                                             Compensation
                                           As          Amended           As         Amended         As          Amended
                                        Reported         A$000        Reported       A$000        Reported       A$000
                                         A$000                         A$000                       A$000
         March 31, 2005                   251            763            485           997           480           992
         September 30, 2005                78            231            308           461           315           468
         December 31, 2005                 58            166            370           478           386           494
         March 31, 2006                    32             94            290           352           303           365
         September 30, 2006                7              20            528           541           544           557



         The options were fully amortized in July 2006.

3. We note your response to comment five, and are unable to agree with your conclusions regarding the use of a share price in your private placements as the best indicator of the value of your common shares. Please modify your fair value determinations to comply with the provisions of paragraph 22 of SFAS 123(R) and SAB Topic 14.

         In our response of March 3, 2008, the Company advised that the revised amount to be amortized was US$1,060,200 (A$1,406,287) based on using the market price of US$0.3088 in the binomial calculation.

         The impact on each annual report is as follows:


                                        Stock Based                Loss from Operations                Net Loss
                                       Compensation
                                    As            Amended            As            Amended          As         Amended
                                 Reported          A$000          Reported          A$000        Reported       A$000
                                   A$000                            A$000                         A$000

         June 30, 2007**            300             613             1,686           1,999         1,784         2,097
         June 30, 2008*             192             388              944            1,140          949          1,145
         *   based on internal financial statements which are subject to audit.


         The impact on each quarterly report is as follows:


                                              Stock Based               Loss from Operations            Net Loss
                                              Compensation
                                            As            Amended          As         Amended        As        Amended
                                         Reported          A$000        Reported       A$000      Reported      A$000
                                          A$000                          A$000                      A$000

         December 31, 2006**                36              172           247           383          288         424
         March 31, 2007                    152              209           302           359          314         371
         September 30, 2007                 54              110           284           340          290         346
         December 31, 2007                  53              107           182           236          181         235
         March 31, 2008                     43              86            207           250          207         250



         ** includes adjustment relating to amortization of stock based compensation in respect to the issue of options in 2004 relating to question 2 above.

Although the Company accepts and appreciates the SEC comments on the accounting issues as described above, management respectfully requests that the Company be permitted to implement all these revisions within its June 30, 2008 10-K filing. The Company is engaged in mineral exploration activities and has not generated any revenues from such activities to date. As a result, the Company believes that the restatements of previously issued interim and year-end financial statements, which would have the affect of increasing reported non-cash losses, would not have a meaningful effect to the Company's investors and shareholders. Accordingly, we request the Staff allow the Company to record the effect of all adjustments required as a result of the comments from the SEC as a cumulative correction in the Company's Form 10-K for the year ended June 30, 2008 by restating the Company's comparative 2007 annual financial statements and preparing its 2008 annual financial statements effecting the revised accounting. Additionally, we request that the Company not be required to file amendments for all previously filed Form 10-QSB's and Form 10-KSB's.

In making this request, the Company refers to the Chief Accountant of the SEC's Division of Corporation Finance posting on the SEC website of January 16, 2007 titled "Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants" (the "January 16 Letter") and acknowledges that the Company will include in its Form 10-K Report for the year ended June 30, 2008 the comprehensive disclosures referred to in the January 16 Letter and the disclosures required by the Chief Accountants September 19, 2006 letter.

On behalf of the Company we hereby acknowledge the following:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 011-61-3-8532-2866.

Yours faithfully
/S/ PETER LEE
PETER LEE
Director, CFO & Secretary